NOL

RECEIVED

2007 APR 18 A 8:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

11 April 2007

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Co[redacted]
Division of Corporation F
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

07022639

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to NOL's 1st and 2nd Quarter Results announcement dates. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 11Apr07.DOC

APL APL Logistics
Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	11-Apr-2007 18:17:00
Announcement No.	00173

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL 1st and 2nd Quarter Results Announcement Dates
Description	

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NOL_1st_and_2nd_Quarter_Results_Announcement_Dates_11Apr07.pdf
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NEPTUNE ORIENT LINES LTD
QUARTERLY RESULTS ANNOUNCEMENT DATES
FOR SGXNET ANNOUNCEMENT

The Company wishes to announce the scheduled dates for the release of its first and second quarter results for the financial year beginning December 30, 2006.

The announcement dates for the first and second quarter of financial year 2007 are as follows:

CALENDAR QUARTER-END DATES	NOL QUARTER-END DATES (BASED ON PERIOD OF REPORTING)	LATEST ANNOUNCEMENT DATES ON CALENDAR BASIS	NOL'S SCHEDULED ANNOUNCEMENT DATES
March 31, 2007	April 6, 2007	May 15, 2007	May 14, 2007 (tentative)
June 30, 2007	June 29, 2007	August 14, 2007	August 6, 2007 (tentative)

From the above table, NOL's accounting period for the first 2 quarters of financial year 2007 ends on April 6 and June 29, which are different from the quarter-end based on the calendar dates. This is due to NOL adopting a 6-week accounting period for Period 1, followed by a 4-week accounting period for Period 2 to 11 and thereafter, a 6-week period for Period 12. The reasons for the different cut-off dates are as follows:

(a) As a global cargo transportation and logistics company, NOL's accounting system is implemented worldwide. Maintenance of the accounting system is carried out during weekends on a periodic basis, which necessitates the need to have its accounting reports cut off on the last Friday of each period.

(b) The first and the last accounting period of the year are 6 weeks as compared to the calendar month of 4 weeks. This enables NOL's Finance Department to have more time to prepare its financial statements, which are subject to year-end external audit, and to meet local statutory reporting requirements, which differ from country to country.

END